NEWS RELEASE

BRIGHTSTAR LOTTERY PLC REPORTS
FOURTH QUARTER AND FULL YEAR 2025 RESULTS

•Better-than-expected Q4'25 revenue and profit growth driven by a 3.5% increase in same-store sales, led by U.S. Multi-state Jackpot activity and iLottery

•Significant improvement in net debt; net debt leverage of 2.4x at end of FY'25

•Returned over $1 billion to shareholders in FY'25 through dividends and share repurchases

•Board of Directors declared a regular quarterly cash dividend of $0.23, up $0.01 from prior quarter and a 15% increase from the historical run rate

•FY'26 outlook includes accelerated organic revenue growth

•Mariangela Zappia appointed as an independent, non-executive director

LONDON – February 24, 2026 – Brightstar Lottery PLC (NYSE:BRSL) ("Brightstar") today reported financial results for the fourth quarter and full year ended December 31, 2025. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below.

“Better-than-expected fourth quarter revenue and profit growth reflect the value of our diverse portfolio across geographies and games,” said Vince Sadusky, CEO of Brightstar. “2025 was a transformational year for us. We executed major strategic priorities, including selling IGT Gaming and increasing capital returns to shareholders. 2026 is an important year of investment in several high-ROI growth initiatives such as Italy B2C digital expansion and launching a new lottery in São Paulo, which we expect to drive accelerated sales and profit growth through 2028.”

“Our balanced approach to capital allocation was on display in 2025 with over $2 billion in debt reduction, bringing leverage to historic lows; over $1 billion returned to shareholders; and investments in key initiatives,” said Max Chiara, CFO of Brightstar. “We enter 2026 well-positioned to fund contractual obligations that put us on the path to achieving our 2028 financial targets.”

Overview of Fourth Quarter and Full Year 2025 Results

	Quarter Ended		Y/Y Change	Constant Currency Change	Year Ended		Y/Y Change	Constant Currency Change
All amounts from continuing operations	December 31,				December 31,
	2025	2024			2025	2024
($ in millions, except per share data)
GAAP Financials:
Revenue	668	651	3%	(2)%	2,511	2,512	—%	(2)%

Income from continuing operations	92	116	(21)%		135	271	(50)%
Income from continuing operations margin	13.7%	17.9%			5.4%	10.8%

Earnings per share — diluted	$0.32	$0.40	(21)%		$(0.01)	$0.57	NA

Net cash (used in) provided by operating activities	(222)	174	NA		(193)	709	NA
Includes $347M and $926M in cash outflows related to Italy Lotto upfront license fee in Q4'25 and FY'25 periods, respectively

Cash and cash equivalents	1,446	584	148%		1,446	584	148%

Non-GAAP Financial Measures:
Adjusted EBITDA	304	290	5%	(2)%	1,121	1,170	(4)%	(7)%
Adjusted EBITDA margin	45.5%	44.5%			44.7%	46.6%

Adjusted earnings per share — diluted	$0.36	$0.22	59%		$0.91	$0.67	36%

Free cash flow	(298)	129	NA		(509)	560	NA
Includes $347M and $926M in cash outflows related to Italy Lotto upfront license fee in Q4'25 and FY'25 periods, respectively

Net debt	2,723	4,777	(43)%		2,723	4,777	(43)%

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Select 2025 & Recent Key Highlights
•Successful completion of IGT Gaming sale for approximately $4.1 billion of net cash proceeds on July 1, 2025
•Secured several meaningful contract wins and extensions including a nine-year Lotto operator license in Italy; an eight-year facilities management contract in Missouri; an eight-year facilities management contract in Wisconsin; a 15-year license in São Paulo, Brazil in partnership with Scientific Games; a 19-year contract in Western Australia; a two-year extension in Texas; and several multi-year instant ticket printing contract extensions
•Expanded OPtiMa cost reduction program to $80 million
•Returned over $1 billion to shareholders in FY'25

Fourth Quarter 2025 Financial Highlights
Revenue was $668 million, up 3% as reported and down 2% at constant currency, compared to $651 million in the prior-year period, primarily resulting from:
•3.5% same-store sales growth led by U.S. Multi-state jackpot activity and iLottery
•Impact of U.K. transition and increased Italy Lotto service revenue amortization

Income from continuing operations of $92 million, versus $116 million in the prior-year period, primarily driven by:
•Reduced provision for income taxes, mostly from lower pre-tax income
•Increased Italy Lotto service revenue amortization and lower foreign exchange gain, primarily reflecting the non-cash impact of fluctuations in the EUR/USD exchange rate on debt

Adjusted EBITDA of $304 million, up 5% as reported and down 2% at constant currency, versus $290 million in the prior year, mainly due to:
•High profit flow through from elevated U.S. Multi-state Jackpot activity and OPtiMa cost savings
•Impact of U.K. transition and increased investments in the business

Diluted earnings per share of $0.32, versus $0.40 in the prior year, primarily driven by the after-tax impact of higher foreign currency gains in the prior year and partially offset by a lower provision for income taxes; Adjusted diluted earnings per share of $0.36, versus $0.22 in the prior year.

Full Year 2025 Financial Highlights
Revenue was $2.5 billion, in line with the prior-year period as reported and down 2% at constant currency, primarily due to:
•1.7% increase in same-store sales, with growth across geographies and game types
•Reduced LMA incentive; increased Italy Lotto service revenue amortization; and impact of U.K. transition

Income from continuing operations was $135 million, compared to $271 million in the prior-year period, primarily driven by:
•Reduced provision for income taxes, mostly from lower pre-tax income
•Foreign exchange loss versus foreign exchange gain in the prior-year period, principally related to the impact of fluctuations in the EUR/USD exchange rate on debt and increased Italy Lotto service revenue amortization

Adjusted EBITDA was $1.12 billion, down 4% as reported and 7% at constant currency, compared to $1.17 billion in the prior-year period, primarily resulting from:
•Reduced LMA incentive; lower product sales, mainly due to the timing in terminal and software services deliveries; impact of U.K. transition; and increased investments in the business
•Growth in wager-based revenue; OPtiMa cost savings

Diluted loss per share was $0.01, versus diluted earnings per share of $0.57 in the prior year, primarily driven by the after-tax impact of foreign currency losses versus foreign currency gains in the prior year, partially offset by a lower provision for income taxes; Adjusted diluted earnings per share of $0.91 compared to $0.67 in the prior year.

Consolidated cash used in operating activities of $193 million, versus consolidated cash from operations of $709 million in the prior-year period, primarily due to $926 million in cash outflows related to the Italy Lotto upfront license fee.

Net debt was $2.7 billion, versus $4.8 billion at December 31, 2024. The decrease was primarily driven by $2 billion in proceeds from the sale of IGT Gaming allocated to debt reduction. Net debt leverage improved to 2.4x from 4.1x in the prior year.

Cash and Liquidity Update
Total liquidity of $3.0 billion as of December 31, 2025, reflecting $1.4 billion in unrestricted cash and $1.6 billion in additional borrowing capacity.

Other Developments

The Company's Board of Directors (the "Board") declared a quarterly cash dividend of $0.23 per common share, representing a $0.01 per share increase, following a $0.02 per share increase in Q3'25 from the historical $0.20 per share level.
•Record date of March 10, 2026
•Payment date of March 24, 2026

Board & Governance Update
The Board appointed Mariangela Zappia as an independent, non-executive director, effective on February 19, 2026. Ms. Zappia is a career diplomat with more than 40 years of experience at the highest levels of international diplomacy and public service.

Ms. Zappia was the first woman in Italy to hold the positions of Ambassador to NATO, to the United Nations in New York, and to the United States of America. She was also the first woman to serve as Diplomatic Counsellor to the Prime Minister of Italy and as G7/G20 Sherpa. In these capacities, she has been at the center of decision-making processes on global political and economic issues of the highest relevance to national security and international relations, and she brings extensive leadership and managerial experience in overseeing complex organizations and structures.

“We are delighted to welcome Mariangela to the Board as an independent, non-executive director,” said Marco Sala, the Company’s Executive Chair. “Her independence, global perspective, deep experience in navigating complex geopolitical and economic environments, and her proven leadership of large and multifaceted organizations will be highly valuable as we continue to execute our strategy.”

The Company also announced that Max Chiara, Chief Financial Officer and a member of the Board since May 2020, has informed the Board that he will not stand for re-election at the Company’s next Annual General Meeting of shareholders in May 2026. Mr. Chiara will continue to serve as Chief Financial Officer of the Company, where he has taken on additional responsibilities for strategy and mergers and acquisitions.

Marco Sala added, “On behalf of the Board, I would like to thank Max for his continued leadership as our Chief Financial Officer and for his valuable contributions as a director over the last six years. Max will remain fully engaged on executing our financial and strategic priorities as CFO, and this change to his Board role reflects our ongoing focus on strategy execution and evolving our corporate governance standards and best practices, including the independence and composition of our Board.”

Introducing Full Year 2026 Expectations
•Revenue of $2.50 - $2.55 billion includes more than five percent organic growth; approximately $175 million in incremental Italy Lotto license fee amortization impacts reported growth
•Adjusted EBITDA of $1.16 - $1.19 billion; organic growth and OPtiMa savings more than offset approximately $50 million of investments in growth initiatives such as Italy B2C and iLottery expansion; R&D for technology products and services; and project costs associated with the extensive contract renewal cycle recently completed
•Net cash used in operating activities of approximately $900 million includes €1.43 billion or approximately $1.68 billion related to final Italy Lotto license fee payment; $750 million in cash from operations excluding Italy Lotto license fee
•Capital expenditures of approximately $450 - $475 million reflects contractual obligations related to recent contract wins and extensions

Earnings Conference Call and Webcast
February 24, 2026, at 8:00 a.m. EST

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on Brightstar's Investor Relations website at www.brightstarlottery.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About Brightstar Lottery PLC
Brightstar Lottery PLC (NYSE: BRSL) is global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and eight of the world’s 10 largest lotteries. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward‑looking statements (including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) regarding the Brightstar Lottery PLC’s (the “Company”) future plans, strategies, expected growth, regulatory developments, anticipated new or renewed contracts, and future products, services, technologies, and operational initiatives. Forward‑looking statements include, without limitation, expectations regarding future revenue, income from continuing operations, Adjusted EBITDA, cash flows (including free cash flow), capital expenditures, capital allocation plans, dividend levels, share repurchases, FY’26 financial outlook, organic growth expectations, and the Company’s medium‑term financial targets. These statements also include expectations relating to iLottery expansion, Italy B2C digital execution, U.S. regulatory momentum, international expansion opportunities, anticipated contributions from long‑term contract awards, OPtiMa cost‑savings and AI‑related initiatives, as well as statements concerning the Company’s future debt maturity profile and related liquidity planning. Forward‑looking statements may be identified by terms such as “expect,” “anticipate,” “intend,” “plan,” “may,” “will,” “target,” “estimate,” “project,” “guidance,” or similar expressions. These statements are based on current assumptions and are subject to risks and uncertainties—many of which are outside the Company’s control—that could cause actual results to differ materially, including macroeconomic, regulatory, and political conditions; changes in consumer behavior; foreign exchange and interest rate volatility; inflation; financial market conditions; and the risk factors described in the Company’s most recent annual report on Form 20‑F and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Forward‑looking statements speak only as of the date made, and except as required by law, the Company undertakes no obligation to update them. Nothing in this release constitutes a profit forecast or indicates that future performance will match or exceed past results. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBIT margin represents Adjusted EBIT divided by revenue.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess Brightstar's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Brightstar’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP adjustment to certain financial measures that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law.

A reconciliation of the Company's forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of the Company's control, or cannot be reasonably predicted.

Contact
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data (In $ millions, unless otherwise noted)

	Q4'25		Q4'24	Y/Y Change	Constant Currency Change(1)	FY'25		FY'24	Y/Y Change	Constant Currency Change(1)
Revenue
Service
Instant ticket & draw wager-based revenue	530		511	4%	(2)%	2,058		1,989	3%	1%
U.S. multi-state jackpot wager-based revenue	38		26	46%	46%	106		101	5%	5%
Upfront license fee amortization	(69)		(49)	(42)%	(29)%	(223)		(198)	(12)%	(7)%
Other	111		103	8%	5%	420		471	(11)%	(12)%
Total service revenue	611		591	3%	(1)%	2,360		2,363	—%	(2)%

Product sales	57		60	(4)%	(9)%	151		149	1%	(1)%
Total revenue	668		651	3%	(2)%	2,511		2,512	—%	(2)%

Income from continuing operations	92		116	(21)%		135		271	(50)%
Adjusted EBIT	177		188	(6)%	(13)%	677		768	(12)%	(15)%
Adjusted EBITDA(1)	304		290	5%	(2)%	1,121		1,170	(4)%	(7)%

Same-store sales growth (%) at constant currency (wager-based growth) (2)
Global
Instant ticket & draw games	0.3%		3.9%			1.6%		1.1%
U.S. multi-state jackpots	43.6%		(20.2%)			3.4%		(22.1%)
Total	3.5%		1.8%			1.7%		(0.8%)

U.S.
Instant ticket & draw games	0.1%		2.2%			0.3%		(0.5%)
U.S. multi-state jackpots	43.6%		(20.2%)			3.4%		(22.1%)
Total	4.7%		(0.7%)			0.6%		(3.3%)

Italy
Instant ticket & draw games	(0.5%)	(3)	7.0%			2.0%	(3)	4.1%

Rest of world
Instant ticket & draw games	5.0%		5.6%			8.0%		3.3%

(1) Non-GAAP measure; see disclaimer on page 5 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store sales represents the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

(3) Instant ticket & draw game same-store sales normalized for a like number of Italy Lotto draws and sell-in days were 0.3% and 2.9% in Q4'25 and FY'25, respectively

	Q4'25	Q4'24	Y/Y Change	Constant Currency Change(1)	FY'25	FY'24	Y/Y Change	Constant Currency Change(1)

Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix) (2)
Global
Instant ticket & draw games	0.6%	4.3%			2.0%	1.8%
U.S. multi-state jackpots	45.9%	(20.6%)			5.0%	(22.9%)
Total	2.9%	(2.7%)			2.1%	0.2%

U.S.
Instant ticket & draw games	1.9%	2.9%			0.8%	(0.5%)
U.S. multi-state jackpots	45.9%	(20.6%)			5.0%	(22.9%)
Total	7.2%	(0.6%)			1.3%	(3.8%)

Italy
Instant ticket & draw games	(0.9%)	5.4%			1.8%	3.6%

Rest of world
Instant ticket & draw games	6.3%	3.1%			8.4%	0.8%

Revenue (by geography)
U.S. & Canada	320	307	4%	4%	1,176	1,223	(4)%	(4)%
Italy	258	251	3%	(6)%	1,018	968	5%	1%
Rest of world	91	93	(3)%	(9)%	317	321	(1)%	(4)%
Total revenue	668	651	3%	(2)%	2,511	2,512	—%	(2)%

(1) Non-GAAP measure; see disclaimer on page 5 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store revenue represents the change in same-store sales net of contract mix

Brightstar Lottery PLC
Consolidated Statements of Operations
($ and shares in millions, except per share amounts)
Unaudited

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
Service revenue (includes amortization of upfront license fees)	611	591	2,360	2,363
Product sales	57	60	151	149
Total revenue	668	651	2,511	2,512

Cost of services (excluding Depreciation and amortization)	297	273	1,116	1,068
Cost of product sales (excluding Depreciation and amortization)	42	44	128	111
General and administrative	51	57	215	235
Research and development	13	10	47	43
Sales and marketing	31	34	123	122
Depreciation and amortization	58	52	221	204
Restructuring	7	—	28	39
Interest expense, net	42	46	172	206
Foreign exchange (gain) loss, net	(8)	(75)	124	(52)
Other expense, net	17	4	39	16
Income from continuing operations before provision for income taxes	119	206	299	521
Provision for income taxes	28	89	165	250
Income from continuing operations	92	116	135	271
Less: Net income attributable to non-controlling interests from continuing operations	31	34	136	154
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	61	83	(1)	117

Income from discontinued operations, net of tax	—	136	75	238
Gain on sale of discontinued operations, net of tax	—	—	77	—
Income from discontinued operations	—	136	152	238
Less: Net income attributable to non-controlling interests from discontinued operations	—	1	4	6
Net income from discontinued operations attributable to Brightstar Lottery PLC	—	135	148	231

Net income	92	253	287	508
Net income attributable to non-controlling interests	31	35	140	160
Net income attributable to Brightstar Lottery PLC	61	217	147	348

Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - basic	0.32	0.41	(0.01)	0.58
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - diluted	0.32	0.40	(0.01)	0.57
Net income attributable to Brightstar Lottery PLC per common share - basic	0.32	1.08	0.74	1.73
Net income attributable to Brightstar Lottery PLC per common share - diluted	0.32	1.07	0.74	1.71
Weighted-average shares - basic	189	202	197	202
Weighted-average shares - diluted	191	204	197	204

Brightstar Lottery PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	1,446	584
Restricted cash and cash equivalents	54	120
Trade and other receivables, net	526	468
Inventories, net	116	113
Other current assets	193	114
Assets held for sale	—	4,765
Total current assets	2,336	6,165
Systems, equipment and other assets related to contracts, net	678	581
Property, plant and equipment, net	90	85
Operating lease right-of-use assets	92	102
Goodwill	2,707	2,650
Intangible assets, net	125	89
Other non-current assets	3,130	606
Total non-current assets	6,822	4,113
Total assets	9,158	10,278

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	766	718
Current portion of long-term debt	118	208
Payable to ADM	1,680	—
Other current liabilities	508	619
Liabilities held for sale	—	1,142
Total current liabilities	3,072	2,687
Long-term debt, less current portion	4,060	5,153
Deferred income taxes	208	170
Operating lease liabilities	72	83
Other non-current liabilities	156	125
Total non-current liabilities	4,496	5,530
Total liabilities	7,568	8,217
Commitments and contingencies
Brightstar Lottery PLC’s shareholders’ equity	875	1,652
Non-controlling interests	715	409
Total shareholders’ equity	1,590	2,061
Total liabilities and shareholders’ equity	9,158	10,278

Brightstar Lottery PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
Cash flows from operating activities
Net income	92	253	287	508
Less: Income from discontinued operations, net of tax	—	136	152	238
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations:
Amortization of upfront license fees	69	49	223	198
Depreciation	46	44	182	171
Amortization	12	8	39	33
Loss on extinguishment of debt	10	—	19	—
Stock-based compensation	—	7	15	38
Foreign exchange (gain) loss, net	(8)	(75)	124	(52)
Deferred income taxes	(54)	(25)	(45)	(36)
Other non-cash items, net	2	5	18	14
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	(10)	(96)	(14)	(85)
Inventories	5	6	1	(5)
Accounts payable	45	45	89	106
Accrued interest payable	5	29	(20)	(16)
Accrued income taxes	(19)	42	(11)	45
Italian lotto license payment	(347)	—	(926)	—
Other assets and liabilities	(70)	17	(22)	26
Net cash (used in) provided by operating activities from continuing operations	(222)	174	(193)	709
Net cash provided by operating activities from discontinued operations	—	107	94	341
Net cash (used in) provided by operating activities	(222)	282	(99)	1,050

Cash flows from investing activities
Capital expenditures	(76)	(45)	(316)	(149)
Investment in SP Loterias SPE S.A	(53)	—	(53)	—
Other investing activities, net	2	(1)	1	—
Net cash used in investing activities from continuing operations	(127)	(47)	(367)	(150)
Net cash (used in) provided by investing activities from discontinued operations	—	(41)	3,868	(207)
Net cash (used in) provided by investing activities	(127)	(87)	3,502	(357)

Cash flows from financing activities
Principal payments on long-term debt	(750)	—	(2,936)	(500)
Payments of debt issuance costs	(3)	(1)	(14)	(5)
Net repayments of Revolving Credit Facilities	—	(56)	(515)	(175)
Net receipts from (payments on) financial liabilities	71	76	(11)	24
Proceeds from long-term debt	750	—	1,862	556
Repurchases of common stock	(20)	—	(271)	—
Net (repayment of) receipt of funds payable and amounts due to others	(41)	25	(75)	(20)
Receipts from foreign currency derivative	—	—	46	(7)
Dividends paid	(42)	(40)	(770)	(161)
Return of capital - non-controlling interests	(12)	(18)	(69)	(73)
Dividends paid - non-controlling interests	—	—	(163)	(159)
Capital increase - non-controlling interests	209	—	386	2
Other financing activities, net	(14)	(29)	(41)	(37)
Net cash provided by (used in) financing activities from continuing operations	147	(44)	(2,573)	(556)
Net cash used in financing activities from discontinued operations	—	(12)	(143)	(50)
Net cash provided by (used in) financing activities	147	(56)	(2,716)	(606)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(202)	138	686	87
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	5	(37)	39	(51)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,696	674	775	739
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,500	775	1,500	775
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	71	—	71
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	1,500	704	1,500	704

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	42	18	213	221
Income taxes paid	101	72	220	241

Brightstar Lottery PLC
Net Debt
($ in millions)
Unaudited

	December 31,
	2025	2024
4.125% Senior Secured U.S. Dollar Notes due April 2026	—	748
3.500% Senior Secured Euro Notes due June 2026	—	777
6.250% Senior Secured U.S. Dollar Notes due January 2027	—	748
2.375% Senior Secured Euro Notes due April 2028	586	517
5.250% Senior Secured U.S. Dollar Notes due January 2029	747	746
4.250% Senior Secured Euro Notes due March 2030	581	513
5.750% Senior Secured U.S. Dollar Notes due January 2033	742	—
Senior Secured Notes	2,657	4,050

Euro Term Loan Facilities due January 2027	234	619
Euro Term Loan Facilities due September 2030	1,169	—
Revolving Credit Facility A due July 2027	—	157
Revolving Credit Facility B due July 2027	—	328
Long-term debt, less current portion	4,060	5,153

Euro Term Loan Facilities due January 2027	118	208
Current portion of long-term debt	118	208

Total debt	4,178	5,361

Less: Cash and cash equivalents	1,446	584
Less: Debt issuance costs, net - Revolving Credit Facility A due July 2027	4	—
Less: Debt issuance costs, net - Revolving Credit Facility B due July 2027	4	—
Net debt	2,723	4,777

Note: Net debt is a non-GAAP financial measure

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited, $ in millions)

	For the three months ended December 31,		For the year ended December 31,
	2025	2024	2025	2024
Income from continuing operations	92	116	135	271
Provision for income taxes	28	89	165	250
Interest expense, net	42	46	172	206
Foreign exchange loss (gain), net	(8)	(75)	124	(52)
Restructuring	7	—	28	39
Stock-based compensation	—	7	15	38
Other expense, net	17	4	39	16
Adjusted EBIT	177	188	677	768

Income from continuing operations	92	116	135	271
Provision for income taxes	28	89	165	250
Interest expense, net	42	46	172	206
Foreign exchange loss (gain), net	(8)	(75)	124	(52)
Depreciation	46	44	182	171
Amortization - service revenue (1)	69	49	223	198
Amortization - non-purchase accounting	9	6	31	23
Amortization - purchase accounting	2	2	9	9
Restructuring	7	—	28	39
Stock-based compensation	—	7	15	38
Other expenses, net	17	4	39	16
Adjusted EBITDA	304	290	1,121	1,170

Cash flows from operating activities - continuing operations	(222)	174	(193)	709
Capital expenditures	(76)	(45)	(316)	(149)
Free Cash Flow	(298)	129	(509)	560

(1) Includes amortization of upfront license fees

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited)

	For the three months ended December 31,								For the year ended December 31,
	2025				2024				2025				2024
	Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.32				0.40				(0.01)				0.57
Adjustments:
Foreign exchange (gain) loss, net	(0.04)	—	(0.04)		(0.37)	0.01	(0.38)		0.62	(0.04)	0.66		(0.25)	0.02	(0.27)
Amortization - purchase accounting	0.01	—	0.01		0.01	—	0.01		0.04	0.01	0.04		0.05	0.01	0.03
Loss on extinguishment and modifications of debt, net	0.05	0.01	0.04		—	—	—		0.09	0.01	0.08		—	—	—
Discrete tax items	—	—	—		—	(0.18)	0.18		—	—	—		—	(0.19)	0.19
Restructuring	0.03	0.01	0.02		—	0.01	(0.01)		0.14	0.04	0.10		0.19	0.06	0.13
Other (non-recurring adjustments)	0.01	—	0.01		0.01	—	0.01		0.05	0.01	0.04		0.03	—	0.02
Net adjustments			0.04				(0.19)				0.91				0.10
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted
			0.36				0.22				0.91				0.67

Reported effective tax rate			23.2%				43.4%				55.0%				48.0%
Adjusted effective tax rate			25.2%				42.1%				35.2%				44.3%
Adjusted EPS weighted average shares outstanding (in millions)			191	(2)			204	(2)			199	(2)			204	(2)

(1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(2) Includes the dilutive impact of share-based payment awards